

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2013

Via E-mail
Michael Pearse
Treasurer and Chief Financial Officer
Riviera Holdings Corporation
2901 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re: Riviera Holdings Corporation**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 0-21430**

Dear Mr. Pearse:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Goodwill, Intangibles and Other Long-lived Assets, page 36

1.   We note that at October 1, 2012, an impairment indicator existed related to your long-lived property and equipment. Please tell us and disclose the asset wherein an impairment indicator was noted, the impairment indicator observed, and the results of your testing supporting the carrying value of the asset and your determination that an impairment was not required. In your analysis, please provide to us the estimated undiscounted cash flows of the asset as well as carrying value of the asset in question.

<u>Consolidated Statements of Cash Flows, page F-6</u>

2.   Please tell us how your presentation of aggregating operating, investing, and financial cash flows from discontinued operations into a single line item complies with ASC Topic 230-10-45-24.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Accounting Branch Chief